SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In relation to the request for clarification of the BM&F Bovespa, regarding the news published in the newspaper Valor Econômico of April 25, 2012, under the title "Eletrobras relents and agrees to the acquisition of 51% of Celg", transcribed below:

“GAE 1.687-12

April 25, 2012

Centrais Elétricas Brasileiras S.A. - Eletrobras

Investor Relations Officer

Mr. Armando Casado de Araújo

Dear Sirs,

In news published in the newspaper Valor Econômico, of April 25, 2012, entitled "Eletrobras relents and agrees to the acquisition of 51% Celg," states, among other information, that:

-          the agreements signed yesterday were the missing requirements for the Caixa Econômica Federal to approve the second tranche (of R$1.3 billion) of the  loan to Celg D, whose resources will be used mainly to pay debts of ICMS and sector charges;

-          with the payment of these charges, Celg D may apply the tariff  adjustments approved by the National Agency of Electrical Energy (ANEEL) since 2006;

-          with the tarifff adjustments and  an improving financial situation of Celg D, which currently has debts of R$6 billion, Eletrobras expects to improve the financial condition of this company by 2014 and plans to invest R$1 billion in it over the next five years.

We request clarification on these news until April 26, 2012, as well as any other information deemed important.

Please note that this request falls under the Cooperation Agreement, signed by the CVM and BM&FBOVESPA on December 13, 2011, and that its non-compliance may subject the company to the possible application of penalty payment by the Department of Relations with Companies - SEP of the CVM, subject to the provisions of CVM Instruction 452/07.

Regards

Nelson Barroso Ortega

Gerência de Acompanhamento de Emissores

BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros

Fone: (011) 2565-6063 / 2565-7222”

We hereby clarify the following, as already reported in previous Market Announcements,:

-          The aforementioned acquisition of 51% of the voting shares of Celg Distribuição S.A. - Celg D will only occur after the delisting of the company Companhia Celg de Participações -Celgpar;

-          The signing of the Shareholders and the Management Agreements were conditions precedent to  the disbursement of the Second Tranche of R$1.3 billion (one billion three hundred million reais), under the loan granted by the Government of Goiás, through the Caixa Econômica Federal - CAIXA, to the Celg D;

-          The proceeds of the Second Tranche will be applied to the payment of debts of Sales Tax (ICMS, bank loans and energy of Itaipu);

-          The application of the tariff approved by the National Electric Energy Agency - Aneel, as well as the payment of a portion of the charges owed by Celg D with the proceeds  of the Second Tranche, will depend on the formalization of the Terms of Debt Renegotiation of Celg D and Eletrobras represented by: Energy Development Account – CDE, Incentive Program for Alternative Sources of Energy - Proinfa, Global Reversion Reserve - RGR and Itaipu Energy, and

MARKET ANNOUNCEMENT

-          The amount mentioned to implementing the investment program over the coming years, will be covered by own resources, long-term debt and capital investments to be made by the shareholders in proportion to their shareholding in the company.

Still, considering our duty to inform and aim to keep shareholders and the market in general updated, we will publish a further Market Announcement informing the evolution of this operation as soon as further information becomes available.

Rio de Janeiro, April 26, 2012

Armando Casado de Araujo

Financial and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.